UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES DEPARTURE OF

CHIEF EXECUTIVE OFFICER RUBENS V. AMARAL JR. TO BE REPLACED BY CURRENT

CHIEF OPERATING OFFICER, GABRIEL TOLCHINSKY

Panama City, Republic of Panama, December 18, 2017 - The Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”) (NYSE: BLX) today announced that Mr. Rubens V. Amaral Jr. submitted his resignation and will step down as Chief Executive Officer effective April 30, 2018. He will be succeeded by Mr. N. Gabriel Tolchinsky, currently the Bank´s Chief Operating Officer and Alternate to the CEO.

Bladex's Chairman, Mr. Gonzalo Menéndez Duque, said: "The Board is saddened by the departure of a CEO whose success in improving the Bank's business model, attracting top talent, relentlessly driving financial performance and enhancing the value of the Bladex brand is well-known and deservedly recognized.

Bladex is fortunate to have a successor of Gabriel Tolchinsky’s caliber, who has worked as a fulltime consultant to Bladex since 2014, and its Chief Operating Officer since May 2017. Gabriel is a professional with important experience in the international markets, having worked for several important financial institutions in the last 25 years. We are convinced that under Gabriel’s leadership, the Bank will continue to thrive, enhancing its role as a strategic partner for Latin America and our clients, while delivering increasing value to our shareholders.

Gabriel and Rubens have developed a close professional and personal relationship over the years, so we expect the transition process to be virtually seamless."

Mr. Tolchinsky initially worked as a fulltime consultant, helping the Bank develop its Supply Chain Financing business. In May this year, Mr. Tolchinsky took over as Chief Operating Officer in charge of Administration, Technology and Operations, and as the Alternate to the CEO, working closely with Mr. Amaral to enhance Bladex’s position as a key player in Latin America’s trade finance business.

Mr. Tolchinsky said of his appointment: "I am honored to have been assigned the responsibility to continue building upon Bladex's unique strengths as the best trade finance bank in Latin America. We operate in an important Region which presents opportunities to fuel the Bank’s growth and success. I am looking forward to developing these opportunities and continuing to work together with the extraordinary team of professionals at Bladex. I am grateful to the Board for their confidence and to Rubens, who brought me to the Bank and supported my work over the last 2 years.”

Commenting on his decision to step down Mr. Amaral said: "I am pleased to have been associated with Bladex for the last 17 years in different capacities. Since my appointment as CEO, in early 2012, I have agreed with the Board to strengthen the business of the Bank throughout different economic cycles, develop new sources of revenues, enhance our trade finance franchise, while preparing a suitable successor. I am pleased that, after 5 years at the helm of the Bank, we have developed a solid Loan Syndication platform, a leading Vendor Finance Unit, which have helped to catapult the Bank to a leading role in these lines of business in Latin America, representing new revenue sources. I have no doubts that the Bladex franchise is strong and I am also happy to have identified a very qualified successor in Gabriel to lead the Bank in this new phase and prepare the organization to face the digital disruption which will undoubtedly impact financial institutions’ business worldwide. I would like to thank our Board of Directors and our shareholders for their confidence, and the team of professionals at Bladex, which I had the privilege to manage during this time, for their support and help in strengthening the leadership role of the Bank in the Region. I wish Gabriel the best of luck and continued success.”

Prior to joining Bladex in 2015, Mr. Tolchinsky worked as founding partner and Chief Administrative Officer of Maritime Finance Company Ltd., a private equity-funded company specializing in maritime finance, funded by KKR and other investors. Mr. Tolchinsky was also a founding partner of Helios Advisors LLC investment funds (2002-2013), focused on commodity-related companies; FinAccess International Inc. (2000 – 2002), a Mexican investment fund management company where he served as Chief Operating Officer; and a founding partner of Columbus Advisors LLC (1995-2013), specializing in fixed income instruments in emerging markets, where he served as Portfolio and Risk Manager. He previously held various positions in investment banking on Wall Street from 1986 to 1995, including producing manager of Emerging Markets fixed income sales at Merrill Lynch from 1991 to 1995. He holds a degree in Mathematical Sciences from Tel Aviv University, Israel, as well as a Master of Science (Operations Research) degree and a Master of Arts (Statistics) degree, both from Columbia University, New York, U.S.A.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region.

The Bank, headquartered in Panama with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango – Senior Vice-president, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com. Tel.: (+507) 210-8559

Head Office Address: Torre V, Bussiness Park, Avenida La Rotonda, Urb. Cosa del Este,

Panama, Republic of Panama